UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

(Amendment No.            )*

Axtive Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

05462 R1 00

(CUSIP Number)

Randall G. Ray, Gardere Wynne Sewell LLP, 1601 Elm Street,

Suite 3000, Dallas, Texas 75201, (214) 999-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 23, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box  ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 05462 R1 00	PAGE 2 OF 6 PAGES

1.	Name of Reporting Person, S.S. or I.R.S. Identification No. of above person Demand Aggregation Solutions, LLC

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds* OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Texas, U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 12,000,000 8. Shared Voting Power 0 9. Sole Dispositive Power 12,000,000 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,000,000

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 37.2%

14.	Type of Reporting Person* OO

*	See instructions before filling out! Include both sides of the cover page, responses to Items 1-7 (including Exhibits) of the Schedule, and the Signature Attestation.

Item	1. Security and Issuer.

This Schedule 13D (this “Filing”) relates to the Common Stock, par value $0.01 per share (the “Common Stock”), and voting and other contractual rights relating thereto, of Axtive Corporation, a Delaware corporation formerly known as Edge Technology Group, Inc. (the “Company”), which has its principal executive offices located at 1445 Ross Avenue, Suite 4500, Dallas, Texas 75202. The purpose of this Filing is to reflect the beneficial ownership of Common Stock by Demand Aggregation Solutions, LLC, a Texas limited liability company (the “Reporting Person”).

Item 2. Identity and Background.

(a)	Demand Aggregation Solutions, LLC, a Texas limited liability company
(b)	1445 Ross Avenue, Suite 4500, Dallas, Texas 75202
(c)	Demand Aggregation Solutions, LLC is engaged in the business of software development.
(d)	Demand Aggregation Solutions, LLC has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)	Demand Aggregation Solutions, LLC has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in or subjecting it to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On May 23, 2003, pursuant to that certain Subscription and Securities Purchase Agreement, dated as of May 22, 2003, by and among the Company, the Reporting Person, and certain other persons (the “Purchase Agreement”), Demand Aggregation purchased 1,200 shares (the “Preferred Shares”) of the Company’s Series A Convertible Preferred Stock, $0.01 par value per share (the “Preferred Stock”), at a price per share of $1,000 and a warrant to purchase 2,400,000 shares of Common Stock (the “Warrant”) at a per share exercise price of $0.20. Each share of Preferred Stock is currently convertible into 10,000 shares of Common Stock. The initial conversion price of the Preferred Stock is $0.10, which is subject to future adjustment. Conversion is determined by dividing the liquidation price with respect to the Preferred Stock, which is equal to the issuance price of $1,000 per share plus any accrued, but unpaid dividends, by the conversion price. There are currently no accrued, but unpaid dividends. Accordingly, 12,000,000 shares of Common Stock, which represents the conversion of the Preferred Shares, are included in the Reporting Person’s beneficial ownership. Since the Warrant is not exercisable by it until May 23, 2005, none of the shares of Common Stock represented by the Warrant are included in the Reporting Person’s total beneficial ownership. The Reporting Person funded its purchase of the Preferred Shares and the Warrant with a capital call from its members for the purpose of purchasing the Preferred Shares and the Warrant.

Item 4. Purpose of Transaction.

The Reporting Person does not have any specific plans or proposals that relate to or would result in any extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries; a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; any change in the present board of directors or management of the Company; any change in the present capitalization or dividend policy of the Company; any other material change in the Company’s business or corporate structure; changes in the Company’s charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of securities of the Company becoming eligible for termination or registration pursuant to Section 12(g)(4) of the Act; or any action similar to any of those enumerated above; provided, however, that the Reporting Person reserves the right to propose or undertake or participate in any of the foregoing actions in the future.

Item 5. Interest in Securities of the Issuer.

(a)	The following chart reflects the number of shares of Common Stock beneficially owned by the Reporting Person and the percentage of the outstanding Common Stock such shares represent:

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Name	Shares	Percentage
Demand Aggregation Solutions, LLC	12,000,000	37.2%

Represents 12,000,000 shares of Common Stock issuable upon the conversion of the Preferred Shares, which are currently convertible. The percentage calculation is based upon 20,258,771 shares of Common Stock outstanding on May 23, 2003, which is the number of shares of Common Stock reported in the Company’s Quarterly Report on Form 10-QSB for the quarter ended September 30, 2002, and filed with the Commission on November 14, 2002, plus additional shares of Common Stock subsequently issued by the Company and notified to the Reporting Person.

(b)	The Reporting Person has sole voting and dispositive power over 12,000,000 shares of Common Stock, which represents the shares of Common Stock issuable upon conversion of the Preferred Shares.

(c)	See Item 3.

(d)	None.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On February 14, 2003, pursuant to that certain Management Services Agreement, dated as of February 14, 2003, by and between the Company and the Reporting Person (the “Management Services Agreement”), the Reporting Person appointed the Company to manage the Reporting Person’s business during the term of the Management Services Agreement. Such appointment includes, without limitation, the authority of the Company to supervise, direct, and operate the Reporting Person’s day-to-day business. Pursuant to the Management Services Agreement, the Company shall at all times when providing such services comply with policies and procedures set forth by the Management Committee of the Reporting Person. The Company is not an agent of the Reporting Person and the Company does not have the authority to (i) incur on behalf of the Reporting Person any indebtedness for money borrowed, (ii) pledge any property of the Reporting Person, (iii) issue any securities of the Reporting Person, or (iv) otherwise bind the Reporting Person to any obligation that would require board approval under applicable Texas laws if the Reporting Person were a Texas corporation, unless such specific authority is expressly authorized and approved in writing by the Reporting Person’s Management Committee. Accordingly, management of the Reporting Person, other than its day-to-day business and operations, continues to be vested in the Reporting Person’s Management Committee, and the Company does not have any voting or dispositive power over any securities owned by the Reporting Person, including the Preferred Shares and the Warrant.

In exchange for such services by the Company, beginning in May 2003, the Reporting Person is required to pay the Company $25,000 per month during the term of the Management Services Agreement. In addition, the Reporting Person granted to the Company an additional membership interest in the Reporting Person. The Company is also obligated under the Management Services Agreement to make certain cash advances to the Reporting Person, which are required to be repaid to the Company, with interest, by the Reporting Person. The term of the Management Services Agreement is for three years, commencing on February 13, 2003, and will thereafter continue on a month-to-month basis unless terminated by either party upon 30-days’ written notice.

On May 23, 2003, pursuant to the Purchase Agreement, the Reporting Person (i) purchased the Preferred Shares, at a price per share of $1,000, and (ii) acquired the Warrant.

On May 23, 2003, pursuant to that certain Stockholders and Voting Agreement (the “Voting Agreement”), dated as of May 23, 2003, among Sandera Partners, L.P. (“Sandera”), Global Capital Funding Group, L.P (“Global”), GCA Strategic Investment Fund Limited (“GCA”), and the Reporting Person (the Reporting Person, and together with Sandera, Global, and GCA, the “Stockholders”), the Stockholders agreed to vote their shares in the manner provided

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for in the Voting Agreement with respect to the election of members of the Company’s Board of Directors and agreed to certain restrictions on the disposition of any shares of the Company’s capital stock then owned or acquired by them in the future.

Item 7. Material to be Filed as Exhibits.

1.	Management Services Agreement, dated as of February 14, 2003, by and between Axtive Corporation and Demand Aggregation Solutions, LLC.

2.	Subscription and Securities Purchase Agreement, dated as of May 22, 2003, by and among Axtive Corporation, Demand Aggregation Solutions, LLC, Beachum Investments, LLC, Sandera Partners, L.P., GCA Strategic Investment Fund Limited, Kerry Osborne, and Graham C. Beachum III (incorporated by reference to Exhibit 3 to the Schedule 13D dated May 23, 2003, and filed by G. C. Beachum III with the Commission on June 5, 2003).

3.	Warrant to Purchase Common Stock of Axtive Corporation, dated as of May 23, 2003, executed by Axtive Corporation and issued to Demand Aggregation Solutions, LLC.

4.	Stockholders and Voting Agreement, dated as of May 23, 2003, among Sandera Partners, L.P., Global Capital Funding Group, L.P., GCA Strategic Investment Fund Limited, and Demand Aggregation Solutions, LLC.

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SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DEMAND AGGREGATION SOLUTIONS, LLC

	By:	Axtive Corporation, as its appointee to manage its business pursuant to the Management Services Agreement, dated as of February 14, 2003, by and between Axtive Corporation and Demand Aggregation Solutions, LLC

June 20, 2003	By:	/s/ DAVID N. PILOTTE
David N. Pilotte Executive Vice President and Chief Financial Officer

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Exhibit Index

1	Management Services Agreement, dated as of February 14, 2003, by and between Axtive Corporation and Demand Aggregation Solutions, LLC.

2	Warrant to Purchase Common Stock of Axtive Corporation, dated as of May 23, 2003, executed by Axtive Corporation and issued to Demand Aggregation Solutions, LLC.

3	Stockholders and Voting Agreement, dated as of May 23, 2003, among Sandera Partners, L.P., Global Capital Funding Group, L.P., GCA Strategic Investment Fund Limited, and Demand Aggregation Solutions, LLC.